UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated July 7, 2006

BENETTON STRENGTHENS ITS COMMERCIAL STRUCTURE IN ITALY

With an investment of around 27 million euro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: July 7, 2006

New partnership with the Percassi Group

BENETTON STRENGTHENS

ITS COMMERCIAL STRUCTURE IN ITALY

With an investment of around 27 million euro

Ponzano, 7th July 2006 - The Board of Directors of Benetton Group has approved an agreement with the Percassi Group for a partnership which will be responsible for the management and development of the commercial activities of the Benetton brands in 48 stores in Northern Italy.

The Benetton Group will invest around 27 million euro to acquire 50 per cent of L'Innominato S.p.A., a company controlled by the Percassi family's Smalg S.p.A., which manages commercial activities for United Colors of Benetton, Sisley and Playlife brands in 48 stores, mostly located in the Lombardy region.

L'Innominato expects revenues from the Benetton brands in 2006 to be around 59 million euro. The Benetton Group will consolidate revenues from the company during the third quarter of 2006; this will therefore have a partial impact on the 2006 financial statements and a full year impact as from 2007.

For Benetton, the agreement represents a significant step forward in its strategy for the strengthening and development of the Benetton store network in Italy and abroad, also by organic growth. It consolidates the profitable thirty-year cooperation with the Percassi Group, the best guarantee for the success of this new initiative in one of the most competitive and high profile areas in Italy.

The operation is part of the global strategy being implemented by Benetton for the strengthening and development of relationships with its commercial partners all over the world, and follows on the heels of recent examples in Germany, India and Turkey.

The operation is subject to approval by the Autorità Garante della Concorrenza e del Mercato (Competition and Market Guarantor Authority).

For further information:

Media

0039 0422519036

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors